SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                      FORM 12b-25

                               NOTIFICATION OF LATE FILING

[ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

For the Period Ended: June 30, 2005

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - COMPANY INFORMATION

Full Name of Company: World Am, Inc.

Former Name, if Applicable: World Am Communications, Inc.

Address of Principal Executive Office (Street and Number):

1400 West 122nd Avenue, Suite 104
Westminster, Colorado 80234

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable)

PART III - NARRATIVE

The Company is in the process of compiling information for the quarter ended June 30, 2005 for the Form 10-QSB, all of which information has not yet been received and processed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

James H. Alexander:  (303) 452-0022.

(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [   ] No

The Company expects to report a smaller loss in its results of operations for the quarter ended June 30, 2005 than it did in the quarter ended June 30, 2004, primarily due to an increase in revenue and a decrease in expenses. Because of the complexities involved in the consolidation of the Company's accounts, it is impractical to provide accurate estimates of the loss, revenue and expenses at this time.

The Company has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       World Am, Inc,

Dated: August 15, 2005                 By: /s/  James H. Alexander
                                       James H. Alexander, President